Western House
Halifax Road
Bradford BD6 2SZ
Tel +44 (0)1274 600111
Fax +44 (0)1274 608608
www.keldagroup.com



RECEIVED
2006 MAR 16 A 11:46
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Securities and Exchange Commission
450 Fifth Street N.W.
Washington
D.C.20549
U.S.A.

SUPPL



06011705

Our Ref: LB/CS/24/3

Your Ref: 82-2782

13 March 2006

Dear Sirs

RE: Stock Exchange Announcement

Please find attached copies of stock exchange announcements issued on behalf of Kelda Group plc as follows:

- Transaction in Own Shares x 5 (From 6 March to 10 March 2006)

These document(s) are being made pursuant to Rule 12g3 – 2 (b), please note the file number for your reference 82-2782.

Yours faithfully

L. Bryenton

Lesley Bryenton
Shareholder Relations Officer

PROCESSED
MAR 17 2006
THOMSON
FINANCIAL

Regulatory Announcement

Go to market news section



Company	Kelda Group PLC
TIDM	KEL
Headline	Transaction in Own Shares
Released	17:00 06-Mar-06
Number	PRNUK-0603


KeldaGroup

Kelda Group plc announces that on 06 March 2006 it purchased for cancellation 350,000 of its ordinary shares at a price of 796.4904p per share from JPMorgan Cazenove Limited.

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section



Company	Kelda Group PLC
TIDM	KEL
Headline	Transaction in Own Shares
Released	16:56 07-Mar-06
Number	PRNUK-0703


KeldaGroup

Kelda Group plc announces that on 7 March 2006 it purchased for cancellation 400,000 of its ordinary shares at a price of 792.4315p per share from JPMorgan Cazenove Limited.

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section



Company	Kelda Group PLC
TIDM	KEL
Headline	Transaction in Own Shares
Released	16:57 08-Mar-06
Number	PRNUK-0803


KeldaGroup

Kelda Group plc announces that on 8 March 2006 it purchased for cancellation 500,000 of its ordinary shares at a price of 783.6801p per share from JPMorgan Cazenove Limited.

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section



Company	Kelda Group PLC
TIDM	KEL
Headline	Transaction in Own Shares
Released	16:58 09-Mar-06
Number	PRNUK-0903


KeldaGroup

Kelda Group plc announces that on 9 March 2006 it purchased for cancellation 400,000 of its ordinary shares at a price of 781.4354p per share from JPMorgan Cazenove Limited.

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section



Company	Kelda Group PLC
TIDM	KEL
Headline	Transaction in Own Shares
Released	17:14 10-Mar-06
Number	PRNUK-1003


KeldaGroup

Kelda Group plc announces that on 10 March 2006 it purchased for cancellation 450,000 of its ordinary shares at a price of 780.71p per share from JPMorgan Cazenove Limited.

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved